Indosat Submits Limited Review Financial Results

For the Period Ended June 30, 2011

Company Posts 6.3% Increase in Cellular Revenue vs. 1H 2010

Jakarta, Indonesia, 15th August 2011: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed its limited review financial results for the period ended June 30, 2011 with the appropriate capital market authorities. A full review of the results is available on the Company’s website at www.indosat.com.

The Company recorded 4% year-on-year growth in consolidated operating revenues for the period, posting total revenues of IDR 10.05 trillion. On a normalized basis, excluding a net charge of IDR 425.6 billion for the Voluntary Separation Scheme (VSS*), EBITDA increased by 7.2% to IDR 4,925.2 billion, implying an EBITDA margin of 49.0%. After taking the VSS charge, the company posted a 2.1% decline in EBITDA to IDR 4,499.6 billion (1H-2010: IDR 4,594.6 billion), with the EBITDA margin declining by 2.8% to 44.8%. Operating expenses increased by 8.1% for the period, primarily driven by the VSS program. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses contributed 82%, 12% and 6% respectively to the Company’s consolidated operating revenue in the period.

Financial Highlights:

	Half Year Analysis
	1H 2011	1H 2010	% change
Operating Revenue** (IDRbn)	10,049.5	9,661.8	4.0
Cellular** (IDRbn)	8,226.7	7,737.1	6.3
Non-Cellular** (IDRbn)	1,822.8	1,924.7	(5.3)
Operating Expenses (IDRbn)	8,713.3	8,061.2	8.1
Operating Income (IDRbn)	1,336.2	1,600.5	(16.5)
Other Expenses (IDRbn)	(330.6)	(1,103.2)	(70.0)
EBITDA*** (IDRbn)	4,499.6	4,594.6	(2.1)
EBITDA Margin (%)	44.8%	47.6%	(2.8)
Profit For the Period Attributable to Owners of the Company (previously Net Income) (IDRbn)	681.9	287.1	137.5
Cash-out Capex (IDRbn)	2,557.9	3,055.6	(16.3)
Total Debt (IDRbn)	22,069.2	24,703.8	(10.7)
Total Cellular Subs (mn)	47.3	37.8	25.1
Wireless Broadband Subs**** (thousand)	506.8	751.9	(32.6)
Fixed Wireless Access (FWA) Subs (thousand)	350.5	697.4	(49.7)
ARPU Cellular (IDR)	29,290	34,719	(15.6)
ARPU FWA (IDR)	29,349	18,362	59.8
BTS (2G and 3G)	18,408	17,372	6.0

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Basic earnings per share attributable to owners of the company in 1H-2011 increased by 137.5% to IDR 125.5 (1H-2010: IDR 52.8) as a result of higher foreign exchange gains and lower absolute financing costs despite an increase in depreciation and amortization expenses.

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Decrease in EBITDA margin of 2.8% to 44.8% as a result of one-off charges associated with the Voluntary Separation Scheme. Normalized EBITDA margin of 49.0%, excluding the one-off charge.

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Indosat reduced its total debt after repaying the following maturities during six months in 2011: Indosat Bond IV of IDR 815 billion, Ijarah I of IDR 285 billion, Syndicated USD loan of USD 112.5 million, SEK Loan Tranche A, B & C Installment of USD 22.5 million, HSBC Coface and Sinosure of USD 10.1 million, 9-Year Commercial Loan from HSBC of USD 1.4 million and FEC loan of USD 3.8 million.

Operational Highlights:

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Cellular revenues grew at an annualized rate of 6.3%, supported by continued growth in the cellular customer base, which stood at 47.3m customers at the end of 1H 2011.

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Cellular ARPU declined by 15.6% on year, predominantly as a result of the 25.1% increase in customer numbers over the same period last year.

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Indosat entered into a Revolving Credit Facility Agreement with Mandiri amounting to a maximum of Rp1 Trillion, with floating rate at JIBOR + 1.4% p.a, and drew a Revolving Credit Facility Agreement from BCA amounting to IDR 500 billion (a facility with a maximum amount of Rp1 Trillion and floating rate at JIBOR + 1.4% p.a).

Commenting on the results Harry Sasongko, President Director and CEO of Indosat said:

“The first six months of the year have been challenging however we are thrilled to report our best quarter ever in terms of growth in profit attributable to owners of the company of 137.5%. This has been despite the continued increase in depreciation expenses and impact of the VSS program. At the same time our consolidated revenue growth of 4.0% has been supported by strong cellular revenue growth of 6.3%. Although the competitive environment remains challenging our scale, strength and market leadership continue to allow us to swiftly and decisively implement operational and financial measures to adapt. By successfully completing the VSS program, our business transformation to become the preferred provider of Information and Communication (ICT) services in Indonesia has entered the next phase.”

For more information please visit www.indosat.com.

*On January 20, 2011, the Company’s Board of Directors issued Directors’ Decree No. 003/Direksi/2011 regarding the Organizational Restructuring Program through an offering program on the basis of mutual agreement between the Company and certain employees (Voluntary Separation Scheme), that became effective on the same date.

**Including the reclassification of a portion of International Call revenue from the fixed telecommunication segment to the cellular segment.

***EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

****Subscriber numbers in 1H-2010 included all numbers that were registered on the network while 1H-2011 only included active subscriber numbers.

- Ends -

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.